Exhibit 99.2

(Incorporated in the Cayman Islands with limited liability)

(AIM/Nasdaq Code: HCM)

21 March 2019

Dear Shareholder

The Annual General Meeting (the “AGM”) of Hutchison China MediTech Limited (the “Company”) will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, 24 April 2019 at 11:00 am in accordance with the formal notice convening the AGM as set out on pages 4 to 8.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take, please consult your stockbroker, bank manager, solicitor, accountant, or other independent professional.

The purpose of this letter is to provide you with information on the resolutions to be proposed for consideration, and if thought ﬁt, approval of the shareholders of the Company (the “Shareholders”) at the AGM.

AGM RESOLUTIONS

Resolution 1: Audited Financial Statements

Shareholders are asked to consider and adopt the audited ﬁnancial statements of the Company for the year ended 31 December 2018 (the “Audited Financial Statements”).

Resolutions 2(A) to 2(J) (inclusive): Re-election of Directors

The Company’s articles of association require one-third of the directors to retire by rotation at each annual general meeting and to offer themselves for re-election. In the interests of good corporate governance, the directors, being Mr Simon To, Mr Christian Hogg, Mr Johnny Cheng, Dr Weiguo Su, Dr Dan Eldar, Ms Edith Shih, Mr Paul Carter, Dr Karen Ferrante, Mr Graeme Jack and Professor Tony Mok have resolved that they will all retire voluntarily at the AGM and, being eligible, will offer themselves for re-election by shareholders. This practice complies with the recommendations of the UK Corporate Governance Code. The Board has reviewed the independence of Mr Paul Carter, Dr Karen Ferrante, Mr Graeme Jack and Professor Tony Mok and has determined that each of them remains independent of management.

Biographies of all the directors and information on their individual contributions are set out in the 2018 Annual Report.

Ms Edith Shih has served as a Non-executive Director for more than nine years. Notwithstanding the length of her service, Ms Shih continues to demonstrate her commitment as a Non-executive Director, providing direction on Company strategy, assisting generally on business operations, monitoring and implementing corporate governance, attending to regulatory compliance and liaising with the majority shareholder. The Board believes that the knowledge and experience of the Group’s business and the general business acumen of Ms Shih continue to generate signiﬁcant contribution to the Company and the Shareholders as a whole.

During 2018, the Board conducted the annual evaluation of its performance and that of its Committees. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role.

Resolution 3: Re-appointment of Auditor

The auditor PricewaterhouseCoopers has indicated its willingness to continue in ofﬁce as the auditor of the Company (the “Auditor”) until the next annual general meeting. Accordingly, Shareholders are asked to consider the re-appointment of the Auditor and to authorise the Board to ﬁx the Auditor’s remuneration.

Resolution 4: Increase of Authorised Share Capital

The purpose of Resolution 4 is to increase the authorised share capital of the Company from US$75,000,000 to US$150,000,000 by the addition of 75,000,000 ordinary shares of US$1 each in the capital of the Company. The authorised share capital of the  Company was previously increased on 19 May 2006 at the time of the Company’s initial public offering and admission to trading on AIM. The issued share capital of the Company is US$66,657,745 as at 14 March 2019 (being the latest practicable date prior to publication of this letter) (the “Latest Practicable Date”) and the Board considers the proposed increase desirable on the basis that the Company should have, from time to time, an appropriate level of headroom to enable allotments (up to the limits prescribed by the Investment Association (“IA”) guidelines) be made to ﬁnance working capital and business opportunities.

Resolution 5(A): General Authority to Allot Shares

The purpose of Resolution 5(A) is to grant the Board with authority to issue and allot new ordinary shares of US$1 each in the capital of the Company (the “Shares”).

In accordance with the guidelines issued by the IA on directors’ authority to allot shares, the authorities in Resolution 5(A) will (subject to the passing of Resolution 4) allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to an aggregate nominal amount of US$22,219,248, which is equivalent to approximately one-third of the total issued ordinary share capital of the Company as at the Latest Practicable Date. In addition, if passed, the authority in part (c)(ii) of Resolution 5(A) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to a further aggregate nominal amount of US$22,219,248 in connection with a rights issue only, which is equivalent to approximately one-third of the total issued ordinary share capital of the Company as at the Latest Practicable Date.

The Board considers it desirable to obtain the maximum ﬂexibility as permitted by the IA guidelines to enable allotments to take place to ﬁnance business opportunities.

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2020, the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held and the close of business on 23 July 2020.

Resolutions 5(B) and 5(C): Disapplication of Pre-emption Rights

If the Board wishes to allot new Shares and other equity securities for cash (other than in connection with an employee share scheme), article 12(4) of the articles of association requires that these Shares are offered ﬁrst to the Shareholders, in proportion to their existing holdings.

The Board considers it desirable to have the maximum flexibility to enable allotments to take place to finance business opportunities without making a pre-emptive offer to existing Shareholders. This cannot be done under article 12(4) of the articles of association unless the Shareholders have ﬁrst waived their pre-emption rights.

The purpose of Resolution 5(B) is to renew a similar power given at last year’s annual general meeting to empower the Directors (in addition to any powers granted under Resolution 5(C)) to allot new Shares, pursuant to the authorities given by Resolution 5(A), for cash (a) in connection with a pre-emptive offer; and (b) otherwise up to a nominal amount of US$3,332,887, equivalent to approximately ﬁve per cent of the total issued ordinary share capital of the Company as at the Latest Practicable Date, in each case without having to comply with the pre-emption rights under article 12(4) of the articles of association.

The purpose of Resolution 5(C) is to empower the Directors (in addition to any powers granted under Resolution 5(B)) to allot new Shares, pursuant to the authorities given by Resolution 5(A), for cash up to a nominal amount of US$9,998,661 for the purposes of an equity raise (including, for the avoidance of doubt, any overallotment in connection therewith) without having to comply with the pre-emption rights under article 12(4) of the articles of association.

These authorities will expire as with the general authority in Resolution 5(A) (being the earlier of the end of the next annual general meeting due to be held in 2020, the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held and the close of business on 23 July 2020).

Resolution 5(D): Authority to Purchase and Repurchase Shares

Shareholders are asked to consider granting the Board with authority as set out in the resolution to purchase or repurchase the securities of the Company that are or may be listed on AIM and the NASDAQ Global Select Market, including any form of depositary interests representing the right to receive such Shares issued by the Company. The aggregate nominal amount of the Shares to be purchased or repurchased shall not exceed ﬁve per cent of the issued share capital of the Company as at the date of the passing of Resolution 5(D).

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2020, the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held and the close of business on 23 July 2020. The maximum price which may be paid for a Share which may be purchased or repurchased by the Company will be the higher of: (1) 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Ofﬁcial List of the London Stock Exchange plc for the ﬁve business days immediately preceding the day on which the purchase or repurchase is made; and (2) the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out.

DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong during normal hours for a 14-day period immediately preceding the AGM and at the AGM:

•	the Memorandum and Articles of Association of the Company;
•	the pro-forma Audited Financial Statements; and
•	the register of Directors’ interests in the Shares and the service agreements between the Company and the Directors.

ACTION TO BE TAKEN

Enclosed with this letter is a form of proxy relating to the resolutions to be proposed at the AGM (the “Proxy Form”). If you do not intend to, or might not, attend the AGM in person or by a duly authorised representative, please complete, sign and return the Proxy Form as soon as possible in accordance with the instructions printed thereon. The Proxy Form should be returned to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the AGM.

ATTENDANCE AT THE MEETING

Completion and return of the Proxy Form will not prevent you from attending and voting at the AGM (in person, or by a different proxy appointed by a new form of appointment lodged in accordance with the instructions given on the enclosed Proxy Form, or by a duly authorised representative), if you so wish. You may be asked to supply relevant identiﬁcation in order to ascertain your identity.

RECOMMENDATION

The Board unanimously believes that the proposals described in this letter are in the best interests of the Company and the Shareholders as a whole. They therefore recommend that the Shareholders vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully

For and on behalf of

Hutchison China MediTech Limited

Simon To

Chairman

(Incorporated in the Cayman Islands with limited liability)

(AIM/Nasdaq Code: HCM)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of Shareholders of the Company will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, 24 April 2019 at 11:00 am for the following purposes:

1.	To consider and adopt the audited ﬁnancial statements and the reports of the directors and independent auditor for the year ended 31 December 2018.

2.	(A) To re-elect Mr Simon To as a director of the Company.

(B) To re-elect Mr Christian Hogg as a director of the Company.

(C) To re-elect Mr Johnny Cheng as a director of the Company.

(D) To re-elect Dr Weiguo Su as a director of the Company.

(E) To re-elect Dr Dan Eldar as a director of the Company.

(F) To re-elect Ms Edith Shih as a director of the Company.

(G) To re-elect Mr Paul Carter as a director of the Company.

(H) To re-elect Dr Karen Ferrante as a director of the Company.

(I) To re-elect Mr Graeme Jack as a director of the Company.

(J) To re-elect Professor Tony Mok as a director of the Company.

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to ﬁx the auditor’s remuneration.

4.	To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the authorised share capital of the Company be increased from US$75,000,000 to US$150,000,000 by addition of 75,000,000 ordinary shares of US$1 each in the capital of the Company.”

5.	(A)To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)

subject to paragraphs (b) and (c) of this resolution and in accordance with the articles of association of the Company (the “Articles”), the exercise by the board of directors of the Company (the “Board”) during the Relevant Period (as deﬁned below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Board during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period; and

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (a) of this resolution shall be:

(i)	up to an aggregate nominal amount of US$22,219,248; and

(ii)

in connection with an offer of Equity Shares by way of a Rights Issue (as deﬁned below) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange, up to a further aggregate nominal amount of US$22,219,248.”

(B) To consider and, if thought ﬁt, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered, in addition to any authorities granted under Resolution 5(C), to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to all authorities conferred by Resolution 5(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to:

(a)

the allotment of Equity Shares in connection with an offer (whether by way of a Rights Issue (as deﬁned below), open offer or otherwise) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(b)	the allotment of Equity Shares for cash (otherwise than pursuant to paragraph (a) of this resolution) up to an aggregate nominal amount of US$3,332,887.”

(C) To consider and, if thought ﬁt, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered, in addition to any authorities granted under Resolution 5(B), to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to all authorities conferred by Resolution 5(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to the allotment of Equity Shares for cash up to an aggregate nominal amount of US$9,998,661 in connection with an Equity Raise (as deﬁned below).”

(D) To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the exercise by the Board of all the powers of the Company to purchase or repurchase on AIM, a market regulated by the London Stock Exchange, and the NASDAQ Global Select Market on which the securities of the Company are traded and recognised for this purpose, Shares (including any form of depositary interests or American depositary shares representing the right to receive such Shares issued by the Company) and the exercise by the Board of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the AIM Rules for Companies and the NASDAQ Global Select Market Rules, during the Relevant Period, be and are hereby generally and unconditionally approved (save that the Company may enter into a contract to purchase Shares before the approval in this resolution expires under which such purchase will or may be completed or executed wholly or partly after the approval in this resolution expires and may make a purchase of Shares pursuant to any such contract as if the approval in this resolution had not expired), provided that:

(a)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in this resolution shall not exceed ﬁve per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(b)	the minimum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is US$1; and

(c)	the maximum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is the higher of:

(i)

an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the purchase or repurchase is made; and

(ii)

an amount equal to the higher of the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out.”

For the purposes of Resolutions 5(A), 5(B), 5(C) and 5(D),

“Equity Raise” means the issuance of new Shares in connection with one or more potential offerings of Shares, or any securities or ﬁnancial instruments representing such Shares, on any internationally recognised stock exchange;

“Relevant Period” means the period from the passing of the resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law of the Cayman Islands to be held;

(iii)

the revocation or variation of the authority given under the resolution by an ordinary resolution or a special resolution in the case of Resolutions 5(B) and 5(C) of the shareholders of the Company in a general meeting; and

(iv)	the close of business on 23 July 2020; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period ﬁxed by the Board to holders of Shares on the register of members of the Company on a ﬁxed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).

The register of members of the Company will be closed from 23 April 2019 to 24 April 2019, both days inclusive.

By Order of the Board

Edith Shih

Director and Company Secretary

21 March 2019

Registered Ofﬁce:

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Notes:

1.

In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certiﬁcates must be lodged for registration with the share registrar of the Company, Computershare Investor Services (Jersey) Limited of Queensway House, Hilgrove Street, St. Helier, Jersey, Channel Islands JE1 1ES no later than 4:00 pm on Thursday, 18 April 2019.

2.	Subject to notes 3 and 9 below, only members are entitled to attend and vote at the meeting.

3.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member) to attend, speak and, on a poll, vote instead of that member. A proxy need not be a member of the Company. Failure to specify the number of shares each proxy appointment relates to or specifying a number which when taken together with the numbers of shares set out in the other proxy appointments is in excess of the number of shares held by the shareholder may result in the proxy appointment being invalid. The appointment of a proxy will not preclude a shareholder from attending and voting in person at the meeting.

4.

A form of proxy is enclosed. When appointing more than one proxy, complete a separate proxy form in relation to each appointment. Additional proxy forms may be obtained by contacting Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom or the proxy form may be photocopied. State clearly on each proxy form the number of shares in relation to which the proxy is appointed.

5.

To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certiﬁed copy of such power or authority, must be lodged with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the meeting.

6.	At the meeting, the chairman of the meeting will exercise his power under article 69 of the Articles of Association of the Company to put each of the resolutions to the vote by way of a poll.

7.

In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the ofﬁces of the Custodian, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours before the time ﬁxed for the meeting or any adjourned meeting.

8.

In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the ofﬁces of the respective proxy service vendors, by no later than 10:00 am on Tuesday, 16 April 2019 (New York city time).

9.

A member which is a corporation may authorise one or more persons to act as its representative(s) at the meeting. Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member, provided that (where there is more than one representative and the vote is otherwise than on a show of hands) they do not do so in relation to the same shares.